

Mail Stop 3720

July 31, 2009

Mr. David H. Dingus
Principal Executive Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, TX 76107

> **RE: AZZ, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2009**
> **and Document Incorporated by Reference**
> **Filed May 12, 2009**
> **File No. 001-12777**

Dear Mr. Dingus:

    We have reviewed your response letter dated July 17, 2009 and have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you intend to do so. We welcome any questions you may have about our comments or any other aspect of our review.

Information Incorporated Into Part III by Reference to Proxy Statement

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

1.   We note your response and proposed disclosure in regards to comment three in our letter dated July 2, 2009. However, we continue to believe that you should provide a more robust disclosure of how and why the Committee chose to award the amounts reported in the Summary Compensation Table. For example, in the penultimate paragraph of the section titled "Performance-Based Incentive Compensation" on page A-5 of your proposed disclosure, you state the following:

> "The Committee has determined that, based upon the actual fiscal year results for fiscal year 2009 and their respective performances during this year and, in the case of Mr. Dingus, the annual evaluation of Mr. Dingus for fiscal year 2009 conducted by the Committee in consultation with the full board, Messrs. Dingus and Perry have fulfilled their respective maximum performance levels for diluted earnings per share and have met or exceeded their target performance levels for their respective qualitative goals. Accordingly, both officers received 200% of the target cash award attributable to diluted earnings per share and 125% of the target cash award attributable to their respective qualitative goals."

Revise to disclose <u>how</u> Messrs. Dingus and Perry fulfilled their respective performance levels for diluted earnings per share and "met or exceeded" their respective target performance levels for their respective qualitative goals. Simply stating that these two officers satisfied the performance levels and qualitative goals does not provide meaningful analysis. Also, explain how the Committee arrived at a 200% award, as it is not clear from your disclosure how this percentage level was calculated. Revise to provide similar analyses with respect to the awards made to your other named executive officers.

By way of further example, in the "Long-Term Incentive Compensation" subsection on page A-6 of your proposed disclosure, you provide a list of factors that the Committee considers when determining the size of stock appreciation rights grants. Your revised disclosure should detail how the Committee analyzed these factors when choosing the amounts actually awarded to the named executive officers.

2.   In your proposed disclosure in response to comment four in our letter dated July 2, 2009, you state that, while the company does not set compensation components to meet specific benchmarks, the Committee does consider market data when determining the overall compensation of the company's named executive officers. In this regard, revise to describe the findings from your market data analysis and then what decisions were made and what compensation changes were considered/implemented and why.

3.   In your proposed disclosure in response to comment four in our letter dated July 2, 2009, you state that compensation is determined, in part, by an analysis of internal pay equity. Please revise to describe the findings from your internal pay equity analysis and then what decisions were made and what compensation changes were considered/implemented and why.

Annual Incentive Compensation, page 15

4.   We note your response to comment five in our letter dated July 2, 2009. In this regard, you state that disclosing certain quantitative goals would cause you competitive harm because these targets are based on the company's strategic plan, which typically includes contemplated transactions (including proposed strategic acquisitions of other companies) that may not have been disclosed to the public by the time that any particular fiscal year has ended. In light of the fact that these performance targets relate to a completed fiscal year and actual segment results have been disclosed, in your response letter please further explain how disclosing these targets would cause you substantial competitive harm. Provide specific examples from last year if necessary. Along with any other information you deem appropriate, please discuss the following in your analysis:

- An explanation of how the performance targets set forth in your strategic plan differ from the target projections that are released to the public. For example, we note that an 8-K filed on June 30, 2009 contained annual internal revenue projections for 2010 as well as actual results for 2008 and 2009 (see slide seven of your presentation filed as exhibit 99.1).

- An explanation of how disclosure of these targets would cause substantial competitive harm in light of the fact that you disclose each segment's historical annual internal revenue, operating income, and return on assets in footnote 11 "Operating Segments" of your Form 10-K for the year ended February 28, 2009.

- An analysis of how your strategic plan impacts the diluted earnings per share target set by the board, and whether your diluted earnings per share target is also based, in part, upon the company's completion of strategic transactions.

We may have additional comment upon our review of your response.

*   *   *   *

Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy

Celeste M. Murphy
Legal Branch Chief

cc: <u>By facsimile to (817) 878-9709</u>
        F. Richard Bernasek
        (Kelly Hart & Hallman LLP)